SUPPL

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

RECEIVED

2009 DEC 17 A 7:21

09047512

Ref : BC/GH/CPP/09/086

BY AIRMAIL

27th November, 2009

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

................../2

dlw 12/17

21ST FLOOR, FAR EAST FINANCE CENTRE, 16 HARCOURT ROAD, HONG KONG
TELEPHONE NO.: 2520 1601 FAX NO.: 2861 2514

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.

Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC
dated 27th November, 2009 of
C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : Announcements regarding:-
(1) Suspension of Trading; and
(2) Unusual Share Price and Volume Movement and Resumption of Trading

Date : 27th November, 2009

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

SUSPENSION OF TRADING

At the request of C.P. Pokphand Co. Ltd. (the "Company"), trading in the shares of the Company will be suspended with effect from 2:54 p.m. on 27th November, 2009 pending the issue of an announcement concerning a possible acquisition which may be price sensitive in nature.

By Order of the Board
Pang Siu Chik
Director

Hong Kong, 27th November, 2009

As at the date of this announcement, the Board comprises twelve executive directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.

C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)
(Stock Code: 43)

UNUSUAL SHARE PRICE AND VOLUME MOVEMENT AND RESUMPTION OF TRADING

UNUSUAL SHARE PRICE AND VOLUME MOVEMENT

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The board of directors (the "Board") of C.P. Pokphand Co. Ltd. (the "Company") has noted the increase in the traded prices and traded volume of the shares of the Company on 27 November 2009 and wishes to state that the Board is not aware of any reasons for such movements save as disclosed below.

Reference is made to the announcement of the Company dated 3 November 2009 in which the Board stated that the Company had terminated preliminary discussions with its controlling shareholders in regard to a possible acquisition of a controlling interest in a group of companies which operated substantially all of the independent feedmills owned by the controlling shareholders in China and Vietnam. Such preliminary discussions had been the subject of earlier announcements of the Company dated 26 August and 13 October 2009.

The Company has recently re-commenced discussion with its controlling shareholders in regard to the possible acquisition of their interests in substantially all of the independent feedmill operations controlled by the controlling shareholders in China (but not Vietnam). If this proposed acquisition proceeds, the acquisition price will be determined, as disclosed in the Company's earlier announcement dated 26 August 2009, on an arm's length basis and is expected to represent a price/earnings multiple of between 8 and 12, and the total consideration is expected to be satisfied by the Company by the issuance of new shares or other securities convertible into new shares of the Company at an issue or conversion price which will be determined by reference to both the audited net asset value per share of the Company as at 31 December 2008 and the recent market prices of the shares of the Company prior to the date of this announcement. If these renewed discussions can be concluded and a definitive agreement can be signed, the proposed acquisition is expected to amount to a very substantial acquisition and a connected transaction of the Company for the purposes of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). However, the discussions are ongoing, the parties have not entered into any definitive agreement and the proposed acquisition may or may not proceed. **Shareholders of and potential investors in the Company should exercise caution when dealing in the shares of the Company.** Further announcement will be made by the Company as and when required in accordance with the Listing Rules.

Save as disclosed above, the Board confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

RESUMPTION OF TRADING

Trading in the shares of the Company on the Stock Exchange was suspended with effect from 2:54 p.m. on Friday, 27 November 2009 at the request of the Company pending the issue and publication of this announcement. An application has been made to the Stock Exchange for the resumption of trading in the shares of the Company with effect from 9:30 a.m. on Monday, 30 November 2009.

On behalf of the Board
Pang Siu Chik
Director

Hong Kong, 27 November 2009

As at the date of this announcement, the Board comprises twelve executive directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Robert Ping-Hsien Ho, Mr. Soopakij Chearavanont, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Benjamin Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont and Mr. Pang Siu Chik and three independent non-executive directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.